FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
	Washington, D.C. 20549 INITIAL STATEMENT OF BENEFICIAL	OMB Number 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response 0.5
(Print or Type Responses)	OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Van Haren W. Michael (Last) (First) (Middle)	4. Issuer Name and Ticker or Trading Symbol Steelcase Inc. SCS
111 Lyon Street, N.W., Suite 900 (Street)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director x 10% Owner (1) Officer (give title Other (specify below) below)
Grand Rapids Michigan 49503 (City) (State) (Zip)	6. If Amendment, Date of Original (Month/Day/Year)
2. Date of Event Requiring Statement (Month/Day/Year) 5/31/02	7. Individual or Joint/Group Filing (Check Applicable Line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

Table I -- Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	350	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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Form 3 (continued)	Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:
(1) Under Rule 13d-1 of the Securities Exchange Act of 1934, Mr. Van
Haren may be deemed to be the beneficial owner of more than ten percent of
Issuer's Class A Common Stock due to his status as co-trustee over various trusts holding such stock. Mr. Van Haren has no pecuniary interest in the stock held in these trusts.

	W. Michael Van Haren By /s/ W. Michael Van Haren	February 14, 2003
**Intentional misstatements or omissions of facts constitute Federal Criminal	**Signature of Reporting Person	Date
Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	W. Michael Van Haren

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          If space provided is insufficient, see Instruction 6 for procedure.

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